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Overview of the Nutritional Supplements Market

December 28, 2007

Analysis by: GLG Expert Contributor
Analysis of: 75% of MDs and 67% of Consumers Have Concerns about the Quality of Nutritional Supplements, According to New Survey
Published at: news.yahoo.com

This author consults with leading institutions through GLG

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Summary

Nutritional supplement consumers who read this public relations press release will see it for what it is and will remain loyal to brands such as Nature's Bounty (NBTY), NSI (Vitacost.com), Natrol, Centrum, One-A-Day, Vitamin Shoppe, GNC, Herbalife, USANA, Solaray, and Futurebiotics. In spite of negative media, legislative pandering, and shifts in consumer trends, sales and growth in the VMS industry will continue to increase especially in the condition-specific category.

Analysis

The nutritional supplements market was valued at over $68 billion worldwide and demand is expected to grow about 12 percent by 2011, with sales growth of about $6.0 billion projected for 2007 in the U.S. An industry of this size, with such strong future potential attracts a lot of attention. Companies such as NBTY, Natrol, Schiff Nutrition, Nutraceutical, Inc., GNC, Vitamin Shoppe, Perrigo, Leiner Health Products, Herbalife, USANA, and Vitacost.com become targets for acquisition and negative media instigated by the pharmaceutical / medical industry, government agencies, "watch dog groups" and small competitors.

In March, it was rumored that NBTY, a leader in the nutritional supplement market with was up for sale. Companies such as Nestle, which had acquired Jenny Craig diet centers, and Bayer, maker of One-A-Day and other vitamin brands were said to be interested in acquiring NBTY. Herbalife was also an acquisition target, and GNC was bought by Ares Management and the Ontario Teachers Pension Plan.

Regulations

The Dietary Supplements and Non-Prescription Drug Consumer Protection Act (known as the Adverse Events Reporting bill) was passed in January 2007, blurring the lines between dietary supplement as food and pharmaceuticals by mandating for nutritional supplements the same adverse event reporting as required for pharmaceuticals. It is a fact that supplements have a better safety record than pharmaceutical drugs and pose relatively small health risks, supported by the fact that over 100,000 Americans are killed each year by drugs, and at least 3 million are hospitalized.

Detractors of supplements always use the ephedra case to justify more FDA regulation, although the deaths and other injuries associated with the herbal supplement were the result of consumers' exceeding the doses specified by the manufacturers.

The FDA's Good Manufacturing Practices (GMP) rule which was issued with a three-year phase-in schedule based on the size of the company measured by number of full-time employees provided a consistent set of standards and guidelines by which supplements makers should operate, from the manufacturing process to post-market.

The press release by Wellness Professionals is its attempt to differentiate itself from other supplements marketers by stating that the company that manufactures its

supplements also manufactures prescription pharmaceuticals. Considering the death and hospitalization record of pharmaceuticals, this claim does not engender much confidence among supplements consumers. Most diehard supplement users don't trust pharmaceutical companies.

The FDA also issued its "Guidance on Evidence-based Health Claims", which is intended to regulate the health claims process used by producers and marketers of products within the food and beverage industry, a category which also includes nutritional supplements and nutraceuticals.

Market Trends
Scientific efficacy and clinical research that support health claims are growing trends that will impact the marketing of nutritional supplements, functional foods and nutraceuticals. ADM Natural Health and Nutrition, BASF, Cargill, Unilever, DSM Nutritional Products, Solae, NBTY, Natrol and other supplement makers stand to reap the benefits of more simplified and less constraining health claims.

Development and sales of products that are marketed for condition-specific benefits are on the rise and are expected to account for a large share of future growth. The demand in this supplement category is driven by baby boomers, the fastest-growing consumer demographic in the U.S. market with a growth rate of 120 comprising about 60 percent of the supplements buyers.

Multivitamin is a now mature category, leading manufacturers to stimulate growth by developing and marketing consumer group-specific products. These products include herbs and ingredient amounts that target specific gender, age group, and conditions. The offering of products that include super juices, fruit and herbal extracts, and probiotics in one formula is on the rise.

Women are a significant consumer group for the supplements market, because of their unique health needs and because they tend to make most of the purchasing decisions in the home. In general women tend to pay more attention to preventative health care.

The nutritional supplement needs of female consumers differ depending on the stage in their lives. Women over 50 are consumers of supplements for bone health, peri-menopause and menopause symptoms, as well as products for heart health.

Consumers in the 18 – 29 year old age group are major consumers of vitamin-fortified food and beverages, and energy, sports and weight-loss supplements. The consumption of products such as energy drinks, nutrition bars, meal-replacement shakes, performance enhancement and body-building supplements creates future growth potential for supplements as these consumer groups age.

Competitive Landscape
On the competitive landscape, companies that do not maximize use of all possible channels and expand their product offerings to grow sales will have problems holding and growing market share.

Companies such as Vitacost.com and HerbsMD.com that use only online and telephone channels are currently monopolizing the online channel. These companies have created and continue to maintain websites that maximize the shopping experience of consumers by making available online virtually all the amenities of a brick-and-mortar store except touch and feel.

The internet technology is available to companies like NBTY's PuritansPride.com, VitaminShoppe.com, and GNC.com, but they are not yet capitalizing on this technology to offer online shoppers the services that Vitacost.com offers. Having multiple channels is an advantage since there are some unique factors that impact sales in brick-and-mortar stores which do not impact online stores and vice versa.

Industry Outlook
FDA approval of more comprehensive health claims and increased public awareness of the health benefits of supplements and nutraceuticals as new products enter the market will continue to drive growth.

The ongoing effort by private and governmental scientific research and medical institutions to negatively influence the use and sale of dietary supplements by conducting flawed research and clinical trials and by circulating the resulting misinformation in the media will continue to have periodic impact on sales and profits.

We can expect the government to attempt to further regulate the industry as the FDA

[illegible] supplements under the same regulations as prescription drugs and to enforce scientifically substantiated health claims.

Market growth, increasing government regulations, and inclusion of several ingredients in single products will drive market consolidation via mergers and acquisitions as companies try to gain a share or grow their share of the supplements market. Small, one-product and highly leveraged businesses will either fail or be acquired.

Changes in regulations and trends among consumer groups will continue to impact product offerings, marketing, branding, sales, margins, and profits. The push by pharmaceutical companies to grab a bigger share of the nutritional supplements market either with the help of the FDA or by acquiring supplement makers will accelerate. It is projected that practically-untapped synergies between the two industries could be worth over $122 billion.

Successful companies will find ways to capitalize on new and emerging growth opportunities across vitamins and minerals, herbs and botanicals, as well as sports and specialty markets.

Contributed by a Member of the GLG Consumer Goods & Services Councils

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